UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2023

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11112

Delaware	81-2995859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
680 East Colorado Blvd, Suite 330 Pasadena, CA	91101
(Address of principal executive offices)	(Zip Code)

626-244-8053
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Semi-Annual Report, the terms “Miso Robotics”, “Miso”, “we”, “us”, “our”, or “the Company” refers to Miso Robotics, Inc.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on August 15, 2023. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2023 (“Interim 2023”) is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when a review of our historical financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited financial information, although, in the opinion of management all adjustments necessary to make interim results of operations not misleading have been included here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2023.

Overview

Business & Market Opportunity

Miso develops leading-edge artificial intelligence (“AI”) and AI-driven robots that assist cooks in making food at restaurants, focusing particularly on the quick serve restaurant market. The Company believes that it:

•	Marries AI capabilities and market momentum to power its food technology innovation;
•	Automates some of the least desirable, most repetitive, and most dangerous tasks in commercial kitchens;
•	Frees up labor to be redeployed into functions that bring restaurant operators more value; and
•	Assists with labor redeployment so that restaurant operators can support higher wages and better career growth for kitchen employees.

Miso considers its best and most impactful work to sit at the intersection of technology and humanity.

The Company was incorporated on June 20, 2016 as Super Volcano, Inc. under the laws of the State of Delaware, and then changed its name to Miso Robotics, Inc. on October 3, 2016. Located just a few miles from its roots at Caltech, it is headquartered in Pasadena, California.

In 2016, Miso helped create today’s food automation industry when it launched the first AI-powered, burger-flipping robot named “Flippy.” Through its early efforts, Miso quickly discovered that a business opportunity existed which was actually far larger than flipping burgers – fried foods.  While even the busiest restaurants may cook only modest amounts of burgers each day, a great many restaurants serve french fries with almost everything.  Accordingly, staying true to its original mission, Flippy soon shifted to the fry station, and today can cook not only fries, but also onion rings, chicken nuggets, and all sorts of other fried food items.

Over the past twenty years, restaurant front-of-the-house operations have undergone massive innovation with the introduction of point-of-sale systems, AI order taking in the drive thru, mobile ordering, third party delivery, and online reservation platforms such as OpenTable. Over that same period, however, the back-of-the-house operations have remained relatively unchanged.

Today, restaurant innovation is finally shifting to the kitchen. We believe this change is heavily driven by restaurants’ urgent need to solve their growing inability to source and retain long-term kitchen labor, a problem which was further accelerated by the COVID-19 pandemic. And we believe that this problem has become perhaps the single most important issue facing restaurants. Further, with birth rates dropping materially in most countries around the globe,1 we believe this labor crisis stands to only become worse.

1 United Nations World Population Prospects 2022 (https://population.un.org/wpp/)

Additionally, we believe that daily advances in AI, rapidly escalating minimum wages (such as California’s upcoming switch to a $20 per hour minimum wage), and the commoditization of robotics have combined to create massive momentum in the food technology space. We believe that Flippy’s automation of the fry station represents a potentially massive $3.5 billion revenue opportunity for Miso alone in a market that, importantly, still remains fragmented, underdeveloped, undercapitalized, and ripe with growth opportunities for a company with Miso’s first-mover advantage.

Miso has recently sharpened its product focus, evolved its leadership, and injected the cost and infrastructure disciplines necessary for rapid scaling and commercialization of its products.

Principal Products and Services

In the second half of 2023, in conjunction with a leadership evolution, Miso refocused the majority of its efforts and resources on its signature product, Flippy. This product strategy was inspired by the one successfully implemented by Steve Jobs when he returned to Apple a dozen years after leaving. At the time of his return, Jobs saw that Apple’s teams were trying to support and grow 40 products, and so he cut Apple’s product portfolio down to only two, famously saying that it was one of the hardest, but most important, decisions he ever made. Miso recently implemented a similar approach whereby it now focuses eighty percent of its efforts on Flippy alone, and the remaining twenty percent on the rest of its products, which now reside under a newly launched “innovation lab” strategy focusing on early-stage and experimental products designed to drive potential future growth.

Flippy

Miso’s signature product is “Flippy,” a cloud-connected AI platform that performs frying tasks in commercial kitchens. The product can fry all manner of foods in numerous kitchen formats, and is designed with extensive AI skill sets and machine learning capabilities. Eighty percent of Miso’s efforts are focused on Flippy.

With automation, frying can be both improved and optimized through, among others:

•	temperature and cooking uniformity that creates a more consistently positive experience for customers;
•	sustainability benefits, including reduction of food waste and expensive frying oil usage;
•	increased employee safety, including reduction of injuries, workers’ compensation claims, and sick days;
•	redeployment of kitchen labor into higher value functions;
•	increase of speed of service and throughput; and
•	provides an enclosed cooking station that prevents cooking fumes and heat from entering the kitchen.

The Company believes that a single Flippy could create a gross positive revenue impact of over $250,000 annually per location for restaurant owners by reducing the costs associated with the above factors.

As of October 1, 2023, Miso has 17 Flippy units leased to partners at White Castle, Jack in the Box, and others. In late October, White Castle publicly announced that it intends to include a Flippy “in nearly one-third of the company's approximately 350 brick-and-mortar White Castle restaurants.”2

While Miso is currently operating the second generation of its Flippy product, it is using the proprietary data and expertise gathered from what it believes to be more in-store pilots and experiments than anyone else in the industry to actively develop the next generation of Flippy. This new Flippy, which is expected to become available in 2024, is being designed to be materially smaller, faster, and more reliable. These innovations are expected to unlock a dramatically increased number of potential installation locations with both existing and new restaurant partners.

Fees for Flippy typically include:

•	An upfront fee for shipping and installation;
•	A base monthly recurring subscription fee for Flippy’s operations, analytics, maintenance, and support; and
•	Optional additional monthly recurring fees for upgraded and custom features and services.

2 https://www.today.com/food/restaurants/white-castle-hire-100-robots-rcna16770

The Company continues to review and update its pricing and pricing models as its technology and the food technology market in general evolve.

Flippy has received full certification by NSF International for meeting sanitation standards for commercial kitchen equipment, and receives an ETL Field Label on every unit in the field for meeting electrical safety standards.

Miso’s Innovation Lab

With Steve Jobs’ philosophy in mind, Miso has now consolidated all of its early-stage product development into a new initiative that it calls the “Miso Innovation Lab.” The Company dedicates the remaining 20% of its time to this effort.

Miso views its Innovation Lab as a research and development “sandbox” – a safe space to experiment with new ideas and cutting-edge research and design. Leveraging today’s frenetic pace of AI evolution, Miso’s Innovation Lab is working to create first-ever solutions and new intellectual property (“IP”) to solve what it believes to be the restaurant industry’s most impactful problems. With Miso’s engineers being experimentalists at heart, its Innovation Lab is where the Company plants its seeds – some of which will work, and some of which won’t. But for the seeds that do sprout and prove a robust product-market fit, Miso can allocate future resources and infrastructure to support them in a de-risked fashion.

While Miso’s current early-stage products may have been piloted with certain restaurant partners, Miso solely owns and controls the substantial library of resulting IP and technology. Going forward, Miso will execute Innovation Lab product development only when a restaurant partner is committed to also sharing the development costs of a specific product. This strategy de-risks development, adds a cost-focused discipline, and mandates that restaurant partners have “skin in the game.”

Its first effort under this cost-sharing model is a new product called CleanRight (sometimes referred to as “Washy”), which is an advanced AI and computer vision product that works to assure restaurant managers of employee compliance with handwashing. Handwashing is the most critical preventive solution in every restaurant’s battle against the food-borne illnesses that can devastate a restaurant’s reputation and brand. Miso is developing this product in conjunction with Ecolab, Inc. (“Ecolab”), a publicly traded global leader in cleaning solutions for the restaurant and hospitality industries. Ecolab recently debuted an early prototype of the CleanRight product in its Kitchen of the Future showroom, and is currently leveraging its 6,000-person sales team to explore the market opportunities for it. As more fully described herein, Ecolab is also a strategic investor in Miso.

Miso is considering various new strategies and partnerships related to its other early-stage products, all of which now reside in its Innovation Lab, including:

•	Reducing Coffee Waste, While Boosting Coffee Freshness: Miso believes that coffee can be a “gateway item” for walk-in restaurants and convenience stores. The Company’s belief is that, if a customer has a great coffee experience right away, they will stay around to buy food and other items, thereby making coffee drinkers a higher revenue-generating customer. Miso’s CookRight Coffee product, sometimes also called “Drippy,” is an experimental AI platform that incorporates machine learning and sensors to allow restaurants and convenience stores to always serve the freshest coffee, predict coffee demand based on location-specific trends, and reduce coffee, water, and energy waste. Early development experiments for the product were conducted at Panera Bread in 2023.

•	High Quality Tortilla Chip Cooking: Based on technology developed for the Company’s signature Flippy product, “Chippy” is an experimental product designed to automatically fry tortilla chips that are cooked to perfection every time. Early development experiments for the product were conducted at Chipotle in 2023.

•	Automated Beverage Dispensing: The Company has developed an early prototype of an AI-driven, automated beverage dispenser named “Sippy” that integrates with a restaurant’s point of sales (POS) system. The machine will automatically fill ice and beverages into multiple sizes of cups, and then seal and transport them on a conveyor to enable easy grab-and-go pickup by staff. Early experiments were conducted with Lancer Worldwide in 2023.

Prior Early-Stage Efforts

In conjunction with its renewed product focus on Flippy, changing market conditions, and its new leadership’s efforts to maximize value for the Company’s shareholders, Miso has recently restructured certain prior efforts related to:

•	Robotic Arms: In November 2021, the Company became a founding shareholder in Ally Robotics, Inc., (“Ally”) a Delaware corporation. Ally was formed to build lightweight robotic arms for Miso and others in the restaurant industry. As of December 31, 2022, Miso held a 55.9% interest in Ally. However, since 2021, the prices of robotic arms have generally become much more affordable, and so, through competitive bidding of multiple vendors on the open market, Miso can now purchase robotic arms at much lower prices than it could previously. As such, Miso recently canceled its non-binding purchase orders with Ally, and converted its equity interest into a $1.34 million senior secured note (the “Ally Note”). The Ally Note earns interest at the rate of 8% per annum, matures on August 31, 2026, and is secured by all of Ally’s assets, including its IP and inventory. Interest-only payments are due to commence on February 1, 2024. As a condition of the Ally Note, Ally’s founder is obligated to take certain actions to benefit Ally and the assets which secure Miso’s Ally Note, including committing over $200,000 of his personal capital to Ally. This new arrangement allows Ally the opportunity to grow its business, while also removing certain cumbersome shareholder burdens on Miso (including eliminating its costly obligation as majority shareholder to consolidate Ally’s financials into Miso’s), putting Miso in a more senior position as a debtholder to receive potential payments ahead of Ally’s shareholders, and allowing Miso to more easily take possession of Ally’s assets if Ally defaults on the Ally Note.

•	Avocado Pitting and Peeling: In July of 2022, Miso loaned Future VC, LLC (“Future VC”) $1,500,000 at an annual interest rate of 12%, plus fees paid to Miso of $35,000, pursuant to a senior, secured promissory note, as amended (the “Future VC Note”) to support an effort to develop an experimental robot that would remove the pits and skin of avocados. The goal was to decrease preparation time and increase throughput of avocados used in guacamole production. With Future VC taking most of the development risk, the hope was that Miso could create a financial gain, as well as also receive critical knowledge from this effort which Miso could then deploy across Flippy and its own products. In the second half of 2023, Future VC (via a related entity known as Vebu, Inc. (“Vebu”)) made headlines globally when it announced that its automated “Autocado” product was launching in a pilot program at Chipotle. The remaining principal and accrued interest of the Future VC Note, $293,591 as of December 31, 2023, will continue to accrue interest at a reduced rate of 3% as of January 1, 2024, and be repaid no later than the closing of Vebu’s current fundraising round. Additionally, Miso’s new management team negotiated a grant of warrants to Miso from Vebu’s associated holding company, Vebu Labs, Inc., which allows Miso to purchase up to 25,000 shares of that entity at a price of $5.57 per share at any time prior to October 15, 2033.

Innovation Showroom

Miso is preparing to launch a new innovation showroom that will feature Flippy in a real-world restaurant setting. Located only one block from Miso’s laboratory and corporate offices in Pasadena, CA, the Company’s innovation showroom is intended to be a limited time, working restaurant operated under the name “CaliExpress by Flippy.” The restaurant will be a joint effort with Miso’s long-time customer CaliBurger, a popular regional burger brand.

In addition to featuring a working Flippy that cooks all of the location’s fried items, the décor of the restaurant will feature a history of Flippy, including actual artifacts and photography from throughout Flippy’s evolution. This initiative will become an additional tool for demonstrating and validating Flippy’s operation in a live restaurant setting for potential Flippy customers and shareholders alike.

Outside of the customary costs to support Flippy, Miso will not bear any of the operating costs or responsibilities of the restaurant, but will receive a share of the restaurant’s revenues.

Data

We believe that Miso has built and piloted more autonomous frying robots than all of its competitors combined. Through these efforts, Miso has gathered data detailing how AI and robotics frying products perform in actual kitchen environments, and the Company believes that it has gathered more actual kitchen data related to AI and robotics frying than any other company on the planet.

In the second half of 2023, Miso launched “Advanced Data Solutions,” which is a new effort led by the Company’s co-founder, Ryan Sinnet, PhD. The intention of Advanced Data Solutions is:

•	Drive better internal decision making;
•	Provide proof of novel and actionable insights that improve Miso’s value to its partners; and
•	Create a valuable data and insights asset that can be monetized externally.

Additional announcements related to Miso’s data assets and monetization strategies are expected to be forthcoming in 2024.

Material Events

Ecolab Partnership & Strategic Investment

Pursuant to agreements dated March 10, 2023, the Company received a $15 million strategic investment from Ecolab. Ecolab is a global leader offering water, hygiene, and infection prevention solutions and services to thousands of restaurants, hotels, hospitality locations, and theme parks. As of 2023, Ecolab reported having over 47,000 employees, 6,000 of which are focused on sales. Miso believes this partnership will result in:

•	The creation and sale of new products via collaboration; and
•	Increased opportunities to sell or lease its products due to the ability to leverage Ecolab’s sales channels.

Intellectual Property

As of November 1, 2023, Miso owns 23 patents in various stages, which include 9 issued, 10 published, and 4 pending. Miso leverages these patents and its other proprietary data across Flippy and its Miso Innovation Labs products.

Manufacturing

Miso currently assembles Flippy using a third-party assembly and services partner, with final stage AI learning and fine-tuning completed at Miso’s robotics laboratory in Pasadena, CA.

Flippy currently utilizes a six-axis robotic arm, and is “arm agnostic,” meaning that it does not require a robotic arm made by a specific manufacturer. Similarly, Flippy’s software platform enables it to work with any robotic arm and manufacturer. Flippy also utilizes a rail, which is agnostic to rail motor manufacturers.

The components used to create Flippy are sourced through various licensed distributors, or are created by Miso itself. Along with constantly developing new components and parts, Miso is always evaluating new vendors for sourcing and manufacturing the various elements used to create Flippy.

The strategy for manufacturing may change over time depending upon production volumes and commitments.

Competition

There are several competitors who have built robotic machines for use in kitchens. Along with a first-mover advantage in the space, we believe that Miso Robotics offers a more versatile solution that better meets the needs of commercial kitchen environments, and is backed by our much larger collection of data from real world experimentation. Competitors include:

•	Nala Robotics – A developer of kitchen automation products, including a dishwasher, frying machine, pizza-making station, and fully automated multi-cuisine chef.
•	Hyphen – A designer and builder of makelines that automate food production to increase efficiency in the kitchen.
•	Lab2Fab – A restaurant and bar management platform that uses robotics, machine learning, and augmented reality to improve both front-of-house and back-of-house operations.
•	Picnic – A developer of a robotic food system designed to automate the pizza-making process.
•	Middleby – A longtime manufacturer and distributor of traditional kitchen equipment, which is hoping to innovate through various automation initiatives.

Property

The Company leases its main office at 680 E Colorado Blvd., Suite 330, Pasadena, CA, which serves as its corporate headquarters. The Company also leases space across the street at 650 E Green St, Pasadena, CA, which is used as a research and development laboratory and test kitchen. The leases on the properties have a term of 18 months and 5 years, and began on September 1, 2023, and November 1, 2021, respectively. The Company allowed an unused lease at 561 East Green Street, Pasadena, CA, to terminate in 2023.

Litigation

On January 31, 2023, a former employee filed a legal claim against the Company in Los Angeles County Superior Court for wrongful termination. The Company denies any merit to the claim for wrongful termination and, in conjunction with its insurance carrier, is defending against the action.

Operating Results

Miso’s operating expenses primarily consist of research and development; sales and marketing; and general and administrative costs. For the six-month period ended June 30, 2023, total operating expenses were $11,703,286 compared to $20,400,491 for the six-month period ended June 30, 2022, which represents a reduction of over 42%.

During the period ended June 30, 2023, research and development costs totaled $259,338 compared to $10,156,692 for period ended June 30, 2022, representing a reduction of 97%. The prior year's amount included a large adjustment from inventory to prototyping, increasing the R&D amount. There was also a reduction in headcount during the first half of 2023.

Further, sales and marketing costs were $356,810 for the period ended June 30, 2023 compared to $5,045,508 for period ended June 30, 2022. The decrease in spending was due to the lack of equity crowdfunding marketing expenses during the first half of 2023.

We also saw an increase in general and administrative expenses (including customer operations), increasing to $11,087,138 for period ended June 30, 2023 compared to $5,198,291 for period ended June 30, 2022. These expenses include payroll, inventory financing, employee travel expenses for customer operations, and professional fees supporting our Regulation CF offering and corporate governance.

During the period ended June 30, 2023, Miso generated $277,263 in net revenue as compared to $82,600 for period ended June 30, 2022. These revenues are associated with the increased installation of units in our pilot programs and continued partnerships with current partners, such as White Castle, Jack in the Box, and others. Our cost of net revenue was $319,189, resulting in a gross loss of $41,926 for the period ended June 30, 2023. By contrast, this was an improvement of over 90% over period ended June 30, 2022 with a cost of net revenue of $531,895 and a gross loss of $449,295.

Cost Reductions

The Company’s management team has led a series of significant efforts to reduce costs in order to responsibly navigate today’s evolving financial and business markets. Over the past months, Miso has instituted an operating discipline that has now reduced the Company’s average monthly cash operating burn by over 30% versus the prior months of 2023, and it expects to maintain this reduction amount throughout the entire second half of 2023.

The Company has also successfully completed certain complex transactions that will further reduce its operating expense burden by an additional $4 million, including:

•	Office Lease: Miso undertook and completed a restructuring of its corporate office lease, which will reduce approximately $1.7 million of costs over the next 18 months. It also successfully reduced its remaining lease term from five years to eighteen months, which provides Miso with far more optionality in its future decision-making. These changes do not impact Miso’s AI and robotics development lab located across the street from its corporate offices;
•	Equipment Leasing Facility: The Company recently restructured its equipment leasing facility with Camber Road, one of its two equipment financing facilities. This will reduce Miso’s out-of-pocket expenses by approximately $1.8 million over the next 36 months; and
•	Removing Outdated Flippys from Certain Legacy Partners: The Company analyzed its restaurant partnerships and determined that a handful of legacy Flippy installations were demanding an outsized portion of the Company’s technical support and engineering resources. These reasons included being located in hard-to-reach locations, prolonged wifi connectivity challenges, and other key issues that prevented Flippy from operating optimally. Accordingly, the Company has begun the process of removing these expense-heavy Flippy units in order to redirect its focus and resources towards higher priority partnerships, as well as towards the engineering efforts that support the next generation Flippy.

Liquidity and Capital Resources

As of June 30, 2023, Miso’s cash-on-hand was $11,617,714 as compared to $10,676,321 as of December 31, 2022. The Company’s inventory balance was $2,171,596 as of June 30, 2023, as compared to $2,308 as of December 31, 2022, reflecting expected demand increases from both existing customers and new potential customers.

Our non-current assets include property and equipment, and right-of-use assets associated with our operating and equipment financing leases. We have aligned the right-of-use assets as of June 30, 2023 with ASC 842 capital leasing guidelines. Our current liabilities include accounts payable, accrued expenses, and liabilities corresponding to the rights of use. As of June 30, 2023, our current liabilities totaled $6,256,608 compared to $7,193,947 as of December 31, 2022. These numbers reflect an increase in the current portion of equipment leases.

While our current assets exceed our current liabilities by an amount of $8,011,371 as of June 30, 2023, the Company is still reliant on investor financing to support its operations, and anticipates undertaking new offerings of securities to investors in 2023 and 2024 utilizing Regulation Crowdfunding, Regulation A, and Regulation D. The following summarizes the Company’s financing history:

2023 Stock Purchase Agreement & Issuance of Warrants

On March 10, 2023, Miso and Ecolab entered into a stock purchase agreement whereby Miso agreed to sell and issue 3,015,323 shares of Series A-1 Preferred Shares to Ecolab for a total purchase price of $15,000,001.67. Use of the funds includes product development and other operating expenses. The securities were sold pursuant to Rule 506(c) of Regulation D.

Furthermore, Ecolab was issued warrants which allow it to purchase up to 3,015,323 shares of Series A-1 Preferred Stock (at a per share price of $4.97) or other preferred stock. If the warrants are exercised for the latter, then the price per share shall be the number of shares equal to $15,000,001.67 divided by the lesser of the “original issue price” of such other preferred stock and $4.9745920, in each case, prior to (or in connection with) the expiration of these warrants, which will no longer be exercisable as of 5:00 p.m., Pacific time, on March 10, 2033.

In May 2023, the Company issued warrants to J&R Pikover Family Trust that allow it to purchase up to 11,765 shares of Common Stock with an exercise price of $4.25 per share. The warrants vest in tranches through February 2024, and expire June 2033.

In May 2023, the Company issued warrants to Jake Brewer, allowing the purchase of up to 12,500 shares of Common Stock with an exercise price of $4.25 per share. The warrants expire in June 2033.

Prior Regulation A, Regulation D and Regulation CF Offerings, and Stock Conversions

On October 12, 2023, Miso completed a Regulation CF offering of Common Stock and issued 981,320 shares for gross proceeds of $4,877,160.40. Additionally, Miso issued 43,313 bonus shares. In connection with the raise, Miso incurred issuance costs of approximately $424,915.22 as of October 18, 2023. Miso issued the shares at a price per share of $4.97.

2022 Common Stock Conversion

In December 2022, all preferred shares were converted into Common Stock at the applicable conversion rates listed below (the “2022 Stock Conversion”).

2022 Series E

In 2022, the Company completed Regulation A+ and Regulation D offerings of Series E preferred stock and issued 3,470,259 shares for gross proceeds of $36,269,524. In connection with the raise, the Company incurred offering costs of $1,585,284. The Company originally issued the shares at a price of $10.05 per share, and in October 2022, the Company increased the price in the offering to $11.06 per share. All of these shares were converted to Common Stock in the 2022 Stock Conversion at a rate of one Common Share for each one share of Series E Preferred Stock.

2022 Common Stock Split

On January 11, 2022, the Company effected a forward stock split of its authorized, designated, issued, and outstanding shares of common stock in the applicable amounts listed below (the “2022 Stock Split”).

2021/22 Series D

In 2021, the Company executed Regulation A+ and Regulation D offerings of Series D preferred stock. Under the Regulation A+ offering, the Company issued 385,286 shares for gross proceeds of $24,887,661. Under the Regulation D offering, the Company issued 17,561 shares for gross proceeds of $1,054,730. The Company originally issued the shares at a price of $56.62 per share (or $8.09 after adjustment for the “2022 Stock Split”), and in October 2021, the Company increased the price in the offering to $67.94 per share. The Company also incurred offering costs of $150,549 in 2022. All of these shares were converted to Common Stock in the 2022 Stock Conversion at a rate of 7.000494559841740850642927794 Common Shares for each one share of Series D Preferred Stock.

2020/21 Series C

In 2020 and 2021, the Company collected gross proceeds of $22,846,499 from its Regulation A+ and Regulation D offering of Series C preferred stock. All of these shares were converted to Common Stock in the 2022 Stock Conversion at a rate of 7.000081586032471240923553888 Common Shares for each one share of Series C Preferred Stock.

2019/2020 Notes & Conversions to Equity

In September 2019, the Company issued six senior secured promissory notes (the “2019 Notes”) for an aggregate principal amount of $2,744,667 with a maturity date of September 30, 2021. In 2020, the Company received an additional $889,982 (the “2020 Notes,” and collectively with the 2019 Notes, the “Notes”) in proceeds from issuing three additional notes with the same terms and maturity date. The Notes included an interest rate of 10% and conversion discount of 20% from any equity financing into which the Notes would convert.

In March 2021, the Company repaid $1,394,257 of the Notes comprising principal of $1,212,500 and accrued interest of $181,757. In April 2021, the remaining balances of the Notes were converted into Series C Preferred Stock of the Company, comprised of a principal amount of $2,422,148 and accrued interest of $272,658, at a per share price of $13.728, which represented a 20% discount to the Company’s then most recent per share price of $17.16. This resulted in the issuance of 196,300 shares of Series C Preferred Stock.

In connection with the Notes, the Company also granted to the noteholders warrants to purchase common stock equal to the principal amount of the Notes divided by the warrant exercise price. As of December 31, 2022 and 2021, there were warrants outstanding for an aggregate of 2,539,173 shares of common stock, which were issued to the noteholders with an exercise price of $1.43 per share, expiring September 30, 2029. These warrants were valued at $11,582 for the 2019 Notes and $123,968 for the 2020 Notes. The Notes were recorded as a discount to the note payable balances that were amortized under the effective interest method over the life of the notes.

Indebtedness

As of October 31, 2023, the Company had the following indebtedness:

Name	Amount Outstanding	Interest Rate	Start Date	Maturity Date
Farnam Street Financial	$1,626,760	3.48%	8/1/2022[3]	1/31/2025
Camber Road Partners	$4,890,210	12.50%	9/1/2023[4]	8/31/2026
Bit Playhouse LLC	$188,295	3.50%[5]	9/1/2023	2/28/2025
J. and R. Pikover Family Trust	$795,175	3.25%[5]	11/1/2021	10/31/2026

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold		Use of Proceeds
March 26, 2020	Regulation A+ Rule 506(c) of Regulation D	Series C Preferred Convertible into Common Stock[6]	$22,846,499	[7]	Working capital
January 22, 2021	Regulation A+ Rule 506(c) of Regulation D	Series D Preferred Convertible into Common Stock[6]	$26,103,530	[7]	Working capital
February 10, 2022	Regulation A+ Rule 506(c) of Regulation D	Series E Preferred Convertible into Common Stock[6]	$36,269,524	[7]	Working capital
March 10, 2023	Rule 506(c) of Regulation D8	Series A-1 Preferred Stock	$15,000,001		Working capital
October 12, 2023	Rule 506(c) of Regulation CF	Series CF Common Stock	$4,877,160		Working capital

3 Start date of fixed monthly rental payments; interim payments were made starting April 2022.

4 Start date of fixed Schedule 003 monthly rental payments that combined Schedule 001 (which began on 7/1/2023) and Schedule 002 (which hadn’t yet started); interim payments were made starting August 2022.

5 Interest rate is zero-risk discount rates of 3.50% and 3.25% used to capitalize the stream of real estate lease payments on both these leases.

6 All shares sold in the Regulation A+ and Regulation D identified offerings were converted into Common Stock in the 2022 Stock Conversion

7 Combined Regulation A+ and Regulation D

8 The Company is in the process of closing a Regulation D fundraise, from which it expects to collect less than $2 million.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $11,530,118 and $20,773,600 for the six months ended June 30, 2023 and 2022, respectively, and has incurred negative cash flows from operations for the six months ended June 30, 2023 and 2022. As of June 30, 2023, the Company had an accumulated deficit of $104,750,043 and cash of $11,617,714, relative to negative operating cash flows of $13,082,583 in June 30, 2023. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

Trend Information

In 2024, Miso intends to focus on:

•	Optimizing and improving the current version of Flippy;

•	Boosting Flippy customer support through new and improved offerings for 24/7 remote support, regular unit maintenance, and improved employee training for existing customers, while also optimizing remote support to reduce the costs associated with these services;

•	Finishing our implementation of cost discipline and optimization, including by offshoring certain roles;

•	Executing the launch of our new innovation showroom in conjunction with Cali Burger;

•	Implementing a new, improved, and less expensive employee on-boarding and maintenance system;

•	Improving the customer tools and instructions for rolling out new Flippys, along with launching a new service for customers to simplify and accelerate receiving local permits that may be required when installing Flippy;

•	Executing maintenance of our library of patents and IP;

•	Designing the next generation of Flippy with a focus on making it smaller, faster, more reliable, and cheaper to produce;

•	Dedicating a small amount of resources to exploring new strategies and potential partnerships for our early-stage Innovation Lab products;

•	Optimizing our data gathering and analysis to drive both improved internal decision-making and exploration of external monetization opportunities;

•	Implementing a new system and software tools for managing the Company’s inventory and inventory purchasing; and

•	Building out new pricing strategies for Flippy.

Item 2.	OTHER INFORMATION None

Item 3.	FINANCIAL STATEMENTS

MISO ROBOTICS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2023

UNAUDITED

MISO ROBOTICS, INC.

CONSOLIDATED BALANCE SHEETS

UNAUDITED

	June 30,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$11,617,714	$10,676,321
Accounts receivable, net	23,842	87,700
Inventory	2,171,596	2,308
Prepaid expenses and other current assets	454,827	355,541
Total current assets	14,267,979	11,121,870
Property and equipment, net	1,092,873	1,329,036
Operating lease right of use assets, net	4,204,877	4,714,470
Finance lease right of use assets, net	4,993,434	5,799,640
Restricted cash	1,174,489	1,174,489
Deposits and other assets	2,230,952	805,634
Total assets	$27,964,604	$24,945,139

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,473,686	$3,825,888
Accounts payable, related party	500,288	397,788
Accrued expenses and other current liabilities	280,563	361,313
Operating lease right of use liabilities, current portion	946,322	887,198
Finance lease right of use liabilities, current portion	1,913,826	1,721,760
Total current liabilities	6,114,685	7,193,947
Future equity obligations	259,344	241,053
Operating lease right of use liabilities	3,364,666	3,887,988
Finance lease right of use liabilities	2,746,230	3,727,051
Total liabilities	12,484,925	15,050,039

Commitments and contingencies

Stockholders' equity:
Series A-1 preferred stock, $0.0001 par value, 11,056,183 and 0 shares authorized as of June 30, 2023 and December 31, 2022, 3,015,323 and 0 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	302	-
Undesignated Preferred stock, $0.0001 par value, 628,619 shares authorized as of June 30, 2023	-	-
Common stock, $0.0001 par value, 80,000,000 shares authorized; 41,516,589 shares issued and outstanding as of both June 30, 2023 and December 31, 2022, 17,500 and 43,750 shares unvested as of June 30, 2023 and December 31, 2022, respectively	4,151	4,151
Additional paid-in capital	125,274,113	109,144,939
Subscription receivable	(3,679,482)	(4,272,401)
Loan and interest receivable, related parties	(745,173)	(741,800)
Accumulated deficit	(104,750,043)	(94,378,371)
Total stockholders' equity attributable to Miso	16,103,867	9,756,518
Noncontrolling interests	(624,188)	138,582
Total stockholders' equity	15,479,679	9,895,100
Total liabilities and stockholders' equity	$27,964,604	$24,945,139

See accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

UNAUDITED

	Six Months Ended June 30,
	2023	2022
Net revenue	$277,263	$82,600
Cost of net revenue	319,189	531,895
Gross profit (loss)	(41,926)	(449,295)

Operating expenses:
Research and development	259,338	10,156,692
Sales and marketing	356,810	5,045,508
General and administrative	11,087,138	5,198,291
Total operating expenses	11,703,286	20,400,491

Loss from operations	(11,745,212)	(20,849,786)

Other income (expense):
Interest expense	(156,151)	-
Interest income	367,847	9,896
Other income	3,398	66,290
Total other income (expense), net	215,094	76,186

Provision for income taxes	-	-
Net loss	$(11,530,118)	$(20,773,600)

Net loss attributable to noncontrolling interests	(1,158,446)	(511,646)
Net loss attributable to Miso Robotics stockholders	$(10,371,672)	$(20,261,953)

Weighted average common shares outstanding - basic and diluted	41,516,589	12,176,517
Net loss per common share attributable to Miso Robotics stockholders - basic and diluted	$(0.25)	$(1.71)

See accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

UNAUDITED

	Series E Convertible		Series D Convertible		Series C Convertible		Series B Convertible		Series A Convertible		Series A-1				Additional		Loan and Interest		Stockholders'		Total
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-in	Subscription	Receivable,	Accumulated	Equity Attributable	Noncontrolling	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Related Parties	Deficit	to Miso	Interests	Equity (Deficit)
Balances at December 31, 2021	-	$-	402,847	$40	1,518,093	$152	997,616	$100	769,784	$77	-	$-	12,165,650	$1,216	$66,182,996	$(1,188,848)	$-	$(51,477,045)	$13,518,688	$(50)	$13,518,638
Issuance of Series D preferred stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,188,848	-	-	1,188,848	-	1,188,848
Issuance of Series E preferred stock	1,589,852	158	-	-	-	-	-	-	-	-	-	-	-	-	15,978,015	(6,875)	-	-	15,971,298	-	15,971,298
Issuance of common stock of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	209,922	209,922
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	-	-	21,733	2	16,476	-	-	-	16,478	-	16,478
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	-	-	507,358	-	-	-	507,358	-	507,358
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,267,881)	-	-	-	(1,267,881)	-	(1,267,881)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(20,261,953)	(20,261,953)	(511,646)	(20,773,600)
Balances at June 30, 2022 (unaudited)	1,589,852	$158	402,847	$40	1,518,093	$152	997,616	$100	769,784	$77	-	$-	12,187,383	$1,218	$81,416,964	$(6,875)	$-	$(71,738,998)	$9,672,836	$(301,775)	$9,371,061

Balances at December 31, 2022	-	$-	-	$-	-	$-	-	$-	-	$-	-	$-	41,516,589	$4,151	$109,144,939	$(4,272,401)	$(741,800)	$(94,378,371)	$9,756,518	$138,582	$9,895,100
Issuance of Series A-1 preferred stock	-	-	-	-	-	-	-	-	-	-	3,015,323	302	-	-	15,014,700	-	-	-	15,015,001	-	15,015,001
Collection of subscription receivable	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	592,919	-	-	592,919	-	592,919
Issuance of common stock of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	501,956	-	-	-	501,956	395,676	897,632
Repayment of loan, and interest to related party	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,373)	-	(3,373)	-	(3,373)
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	-	-	640,000	-	-	-	640,000	-	640,000
Warrants issued for services	-	-	-	-	-	-	-	-	-	-	-	-	-	-	14,000	-	-	-	14,000	-	14,000
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(41,482)	-	-	-	(41,482)	-	(41,482)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(10,371,672)	(10,371,672)	(1,158,446)	(11,530,118)
Balances at June 30, 2023 (unaudited)	-	$-	-	$-	-	$-	-	$-	-	$-	3,015,323	$302	41,516,589	$4,151	$125,274,113	$(3,679,482)	$(745,173)	$(104,750,043)	$16,103,867	$(624,188)	$15,479,679

See accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED

	Six Months Ended
	June 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(11,530,118)	$(20,773,600)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	640,000	507,358
Warrants issued for services	4,000	-
Services performed in connection with future equity obligations	18,291	-
Bad debt expense	-	-
Depreciation	237,618	168,325
Amortization of right of use assets	806,206	-
Changes in operating assets and liabilities:
Accounts receivable	63,858	(48,000)
Inventory	(2,169,288)	(3,660,351)
Prepaid expenses and other current assets	(99,286)	(248,720)
Interest receivable, related party	(41,204)	-
Accounts payable	(1,352,202)	2,704,388
Accounts payable, related party	102,500	-
Accrued expenses and other current liabilities	(80,750)	(1,736)
Operating lease right of use liabilities, net	45,395	-
Net cash used in operating activities	(13,354,980)	(21,352,335)
Cash flows from investing activities:
Purchases of property and equipment	(1,456)	(740,649)
Cash received from loan repayments	250,000	-
Issuance of loan to related parties	(212,169)	-
Deposits and other assets	(1,425,318)	(1,921,519)
Net cash used in investing activities	(1,388,943)	(2,662,168)
Cash flows from financing activities:		-
Proceeds from issuance of preferred stock	-	17,160,146
Issuance of common stock of subsidiary, net of offering costs	897,632	209,922
Proceeds from capital lease facility	-	2,221,295
Repayment of finance lease right of use liabilities	(778,755)	-
Proceeds from issuance of Series A-1 preferred stock	15,015,002	-
Collection of subscription receivable	592,919	-
Exercise of stock options	-	16,478
Offering costs	(41,482)	(848,752)
Net cash provided by financing activities	15,685,316	18,759,088
Net change in cash, cash equivalents and restricted cash	941,393	(5,255,415)
Cash and cash equivalents at beginning of period	11,850,810	13,742,525
Cash, cash equivalents and restricted cash at end of period	$12,792,203	$8,487,110

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash financing activities:
Subscription receivable on Series D preferred stock	$-	$-
Subscription receivable on common stock	$(592,919)	$-
Right of use asset	$-	$6,309,488

Supplemental disclosure of non-cash operating activities:
Warrants issued as payment for operating lease liability	$10,000	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

1.	NATURE OF OPERATIONS

Miso Robotics, Inc. (the “Company”) was incorporated on June 20, 2016 as Super Volcano, Inc. under the laws of the State of Delaware. The Company changed its name to Miso Robotics, Inc. on October 3, 2016. The Company develops and manufactures artificial intelligence-driven robots that assist chefs to make food at restaurants. The Company is headquartered in Pasadena, California.

In November 2021, the Company became a founding stockholder in Ally Robotics, Inc., (“Ally”) a Delaware corporation whereby the Company was issued 6,600,000 shares of Ally’s common stock in exchange for a 93% interest in Ally. As such, Ally became a subsidiary of the Company (see Note 3). As of June 30, 2023, the Company holds 55.92% interest in Ally. Ally was formed to build affordable, safe, lightweight, and smart robotic arms for the restaurant industry.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $11,530,118 and $20,773,600 for the six months ended June 30, 2023 and 2022, respectively, and has incurred negative cash flows from operations for the six months ended June 30, 2023 and 2022. As of June 30, 2023, the Company had an accumulated deficit of $104,750,043 and cash of $11,617,714, relative to negative operating cash flows of $13,354,980 in June 30, 2023. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Principles of Consolidation

These consolidated financial statements include the accounts of Miso Robotics and Ally since November 30, 2021. All inter-company transactions and balances have been eliminated in consolidation.

Stock Split

On January 11, 2022, the Company effected a 7-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Unaudited Interim Financial Information

The unaudited interim consolidated financial statements and related notes have been prepared in accordance with U.S. GAAP for interim consolidated financial information, within the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods presented and of the consolidated financial condition as of the date of the interim consolidated balance sheet. The financial data and the other information disclosed in these notes to the interim consolidated financial statements related to the six-month periods are unaudited. Unaudited interim results are not necessarily indicative of the results for the full fiscal year.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2022.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuations of common stock, stock options and lease accounting inputs. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. At June 30, 2023 and December 31, 2022, all of the Company's cash and cash equivalents were held at one accredited financial institution. As of June 30, 2023 and December 31, 2022, the Company had cash of $11,116,844 and $10,175,451, respectively, in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

The Company established a letter of credit to one of its banks amounting to $1,174,489, which was included as non-current restricted cash on the consolidated balance sheet as of June 30, 2023. This letter of credit is a requirement of one of its operating lease agreements.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of June 30, 2023 and December 31, 2022, the Company had an allowance for doubtful accounts of $16,875 and $16,875, respectively.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. As of June 30, 2023, inventory consisted of robotic raw materials purchased from the Company’s suppliers. As of December 31, 2021, inventory included raw materials as well as work in progress and finished robotic units. In 2022, finished goods were transferred to property and equipment due to a change in management’s intended use of these assets. As of December 31, 2021, there were $215,604 in inventory deposits for materials that the Company has not yet received. This amount is included in prepaid expenses and other current assets in the consolidated balance sheets. Management reviews its inventory for obsolescence and impairment as it is determined necessary.

Inventory consists of the following:

	June 30,	December 31,
	2023	2022
Raw materials	$2,282	$2,308
Work in progress	2,169,314	-
	$2,171,596	$2,308

The following inventory was financed from two lenders in 2022, which were sold and leased back under a finance lease. As such, the inventory was classified as right of use assets in the consolidated balance sheets as of December 31, 2022 and were depreciated over the lease term (see Note 11).

Raw materials	$70,871
Work in progress	2,199,082
Finished goods	145,671
$2,415,624

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated Useful Life
Computer equipment and software	2 - 3 years
Kitchen equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or 5 years
Robotic units	Shorter of lease term or 7 years

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the consolidated balance sheet and any resulting gains or losses are included in the consolidated statement of operations loss in the period of disposal.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future discounted cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the six months ended June 30, 2023 or 2022.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders’ equity on the consolidated balance sheet.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the six months ended June 30, 2023 and 2022 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue from hardware installation and software usage as well as consulting services. Sales tax is collected on sales in California and these taxes are recorded as a liability until remitted.

Hardware Installation

The Company satisfies its performance obligation and revenue is recorded at the point in time when hardware is installed at the customer’s location. The Company retains ownership of the installed hardware, including all improvements, enhancements, modifications, and all intellectual rights thereto. The Company invoices customers upon delivery of the hardware, and payments from such customers are due upon invoicing. Installation fees that have been paid but performance obligations have not been satisfied are recorded as deferred revenue.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Software Usage

Software as a service (SaaS) and usage fees are recognized as revenue as the performance obligation is satisfied over time. Revenue is recognized monthly over the life of the contract. Service fees that have been invoiced or paid but performance obligations have not been met are recorded as deferred revenue.

Consulting

Consulting services are recognized at the point in time when the performance obligation has been completed.

Disaggregation of Revenue

The following table presents the Company's revenue disaggregated by revenue source:

	Six Months Ended
	June 30,
	2023	2022
Hardware installation fees	$98,000	$-
Software usage fees	179,263	72,600
Consulting services	-	10,000
	$277,263	$82,600

Significant Judgements

The Company estimates warranty claims reserves based on historical results and research and determined that a warranty reserve was not necessary as of June 30, 2023 and December 31, 2022.

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent a set-up fee prepayment received from a customer in advance of performance obligations met.

As of June 30, 2023 or December 31, 2022, accounts receivable did not include any amount in unbilled receivables.

Cost of Net Revenues

Cost of net revenues consists primarily of inventory sold, parts used in building machines for sale or lease, tooling and supplies, depreciation of robots and certain equipment, allocations of facility costs, contractors, freight and delivery, licenses and certifications, and allocations of personnel time in assembly, installation, and servicing.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the six months ended June 30, 2023 and 2022 amounted to approximately $49,000 and $4,191,000, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its consolidated balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Noncontrolling Interests

Noncontrolling interests are classified as a separate component of equity in the Company's consolidated balance sheets and statements of changes in stockholders’ equity. Net income (loss) and comprehensive income (loss) attributable to non-controlling interests are reflected separately from consolidated net income (loss) and comprehensive income (loss) in the consolidated statements of comprehensive income (loss) and statements of changes in stockholders’ equity. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss. The Company has noncontrolling interests via its subsidiary Ally Robotics.

During the six months ended June 30, 2023 and 2022, the Company recorded a loss of $1,158,446 and $511,646, respectively, attributable to noncontrolling interests.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2023 and December 31, 2022, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of June 30, 2023 and 2022 are as follows:

Anti-Dilutive Effect

	Six Months Ended
	June 30,
	2023	2022
Series A-1 Preferred Stock (convertible to common stock)	3,015,323	-
Series A Preferred Stock (convertible to common stock)*	-	769,784
Series B Preferred Stock (convertible to common stock)*	-	997,616
Series C Preferred Stock (convertible to common stock)*	-	1,518,093
Series D Preferred Stock (convertible to common stock)*	-	402,847
Series E Preferred Stock (convertible to common stock)*	-	1,589,852
Warrants	2,766,452	2,656,829
Options to purchase common stock	6,227,539	8,665,634
Total potentially dilutive shares	12,009,314	16,600,655

*In 2022, the Company converted its Series A, B, C, D and E preferred stock into common stock at applicable conversion ratios.

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016 02, Leases (ASC 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted ASC 842 on January 1, 2022 using the modified retrospective approach. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit. The Company elected the package of practical expedients available for existing contracts, which allowed the Company to carry forward our historical assessments of lease identification, lease classification, and initial direct costs and did not require retrospective application. The Company also elected a policy to not apply the recognition requirements of ASC 842 for short-term leases with a term of 12 months or less.

At the commencement date, the Company classifies each lease either as operating lease or finance lease. A lease is a finance lease when it meets any of the following criteria:

a. The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b. The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c. The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.

d. The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e. The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

An operating lease is a lease other than a finance lease.

Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make payments arising from the lease. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in substance fixed payments), less any lease incentives, (b) variable lease payments that are based on an index or a rate, (c) the exercise price of an option to purchase the underlying asset if the lessee is reasonable certain to exercise that option, (d) payments for penalties for terminating the lease if the lease term reflects the lessee exercising an option to terminate the lease, (e) fees paid by the lessee to the owners of a special-purpose entity for structuring transaction, and (f) amounts expected to be payable by the lessee under residual value guarantees. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company’s incremental borrowing rate. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate that is based on the estimated rate of interest for a collateralized borrowing of a similar asset, using a similar term as the lease payments at the commencement date. ROU assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, and (c) any initial direct costs.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Lease terms may include options to extend or terminate the lease.

Renewal option periods are included within the lease term and the associated payments are recognized in the measurement of the ROU asset and lease liability when they are at our discretion and considered reasonably certain of being exercised.

After the commencement date, the operating lease liability is measured at the present value of the lease payments not yet paid using the interest rate established at commencement date (unless the rate has been updated after the commencement date). The operating ROU asset is measured at the amount of lease liability, adjusted for, unless the ROU asset has been previously impaired: a) prepaid or accrued lease payments, b) the remaining balance of any lease incentives received, and (c) unamortized initial direct costs. The finance lease liability is measured by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The lessee shall determine the interest on the lease liability in each period during the lease term as the amount that produces a constant periodic discount rate on the remaining balance of the liability, taking into consideration the reassessment requirements in. The finance lease ROU asset is measured at cost less any accumulated amortization and any accumulated impairment losses, taking into consideration the reassessment requirements. The finance lease ROU asset is being amortized on a straight-line basis, unless another systematic basis is appropriate over its estimated useful life or lease term, whichever is shorter.

Recently Adopted Accounting Pronouncements

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 on January 1, 2022.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	June 30,	December 31,
	2023	2022
Computer equipment and software	$368,496	$356,540
Kitchen and lab equipment	210,333	220,833
Furniture and fixtures	173,068	173,068
Leasehold improvements	1,262,324	1,262,324
	2,014,221	2,012,765
Less: Accumulated depreciation	(921,347)	(683,729)
	$1,092,873	$1,329,036

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Depreciation and amortization expense of $237,618 and $168,325 for the six months ended June 30, 2023 and 2022, respectively, were included in operating expenses in the consolidated statements of operations.

In 2022, robotic units financed from two lenders amounted to $6,598,307, which were classified as finance lease ROU assets in the consolidated balance sheets as of December 31, 2022 (see Note 11).

ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	June 30,	December 31,
	2022	2022
Accrued personnel costs	$105,195	$361,262
Other	175,368	51
	$280,563	$361,313

5.	DEBT

Venture Debt

In September 2019, the Company issued six senior secured promissory notes (the “2019 Notes”) for an aggregate principal amount of $2,744,667. In 2020, the Company received an additional $889,982 (collectively the “Notes”) in proceeds from three additional notes with the same terms with a maturity date of September 2021. Upon a vote of the majority in principal amount, the Notes are subject to automatic conversion upon an equity financing of common or preferred stock of proceeds of $2,000,000. Upon the future equity financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price of 80% of the lowest price per share of the equity securities sold in the future equity financing. The noteholders may elect to convert the principal and any unpaid accrued interest at any time into the type of equity securities issued in the Company’s most recently completed equity financing of proceeds of $2,000,000. The noteholders may convert the principal and unpaid accrued interest at a conversion price of 80% of the price per share of the equity securities sold in the completed equity financing. Prepayments are allowed, subject to various provisions, including an initial minimum payment amount of $500,000 and additional increments of $100,000. Upon the occurrence of an event of default, the Notes shall accrue interest at 13% per annum. The Notes are senior to all other debts and obligations of the Company, were collateralized by all assets of the Company. In conjunction with the Notes, the Company incurred fees of $6,703, which were recorded as a discount to the Notes and are amortized under the effective interest method to interest expense over the life of the Notes. During the year ended December 31, 2021, $3,219 was amortized to interest expense.

The Company recognized a beneficial conversion feature with respect to the voluntary conversion rights of the noteholders. The beneficial conversion feature was initially valued at a fair value of $697,749 for the 2019 Notes and $346,463 for the 2020 Notes, and was recorded as a discount to the note payable balance that is being amortized under the effective interest method over the life of the notes.

In April 2021, the Company converted principal of $2,422,148 and accrued interest of $272,658 of venture debt to Series C Preferred Stock at a per share price of $13.728, a 20% discount to the offering per share price of $17.16, into 196,300 shares of Series C Preferred Stock. In March 2021, the Company repaid $1,394,257, comprised of principal of $1,212,500 and accrued interest of $181,757, of venture debt to Rise of Miso, LLC and another investor. In connection with the conversions and repayments, the Company amortized the remaining $670,943 of unamortized debt discount to interest expense for the year ended December 31, 2021.

The Notes bore interest at 10% per annum and incurred interest expense of $125,636 for the year ended December 31, 2021.

In connection with the Notes, the Company also granted to the holders warrants to purchase common stock equal to the principal amount of the Notes divided by the warrant exercise price. As of June 30, 2023 and December 31, 2022, there were warrants for an aggregate of 2,539,173 shares of common stock outstanding, which were issued to the noteholders with an exercise price of $1.43 per share, expiring after 10 years. As discussed in Note 8, these warrants were valued at $11,582 for the 2019 Notes and $123,968 for the 2020 Notes, and were recorded as a discount to the note payable balance that were amortized under the effective interest method over the life of the notes.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Future Equity Obligations

In July 2022, Ally entered into a Simple Agreement for Future Equity (“SAFE”) with a vendor who had performed research and development services for Ally under a separate statement of work agreement. The aggregate purchase amount per the SAFE agreement was $241,053, which represented the outstanding payable to Ally for services performed.

In 2023, the Company entered into a SAFE totaling $18,291 for services. As of June 30, 2023, the outstanding balance of the SAFEs was $259,344.

The SAFE is convertible if and upon a preferred stock equity financing, where the SAFE will automatically convert into shares of the preferred stock in the triggering round at a conversion price equal to the greater of: (1) the lowest share pricing in the triggering preferred stock equity financing; (2) the number of shares based upon a valuation of $25,000,000 on Ally’s fully diluted capitalization.

If and upon a liquidation event, the SAFE holder is entitled to either payment of the purchase amount or the amount that would be payable upon conversion of the SAFE to common stock at a valuation of $25,000,000 on Ally’s then fully diluted capitalization. This payment is senior to common stock and junior to debts in priority.

If and upon a dissolution event, the SAFE holder is entitled to payment of the purchase amount. This payment is senior to common stock and junior to debts in priority.

6.	STOCKHOLDERS’ EQUITY

Amended and Restated Certificate of Incorporation

On January 11, 2022, the Company amended its Certificate of Incorporation and effected a 7-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split. The Series A – D preferred stock conversion prices were proportionally adjusted as a result of the stock split. Furthermore, the Company increased its authorized shares of common and preferred stock to 80,000,000 shares and 11,684,802 shares, respectively.

Convertible Preferred Stock

On March 6, 2023, the Company filed a certificate of designation of Series A-1 Preferred Stock wherein 11,048,732 shares of authorized preferred stock are to be designated as Series A-1 Preferred Stock. The Series A-1 Original Issue Price shall mean $4.9779468. Each share of Series A-1 Preferred Stock shall be convertible, at the option of the holder, into such number of fully paid and nonassessable shares of Common Stock as determined by dividing the Series A-1 Original Issue Price by Series A-1 Conversion Price. Series A-1 Conversion Price shall initially be equal to Series A-1 Original Issue Price.

In January, 2023, the Company filed its 8th Amended and Restated Certificate of Incorporation, which removed the features specified for preferred shares, such as the Series A to E preferred shares authorized, original issue price, conversion ratio and liquidation price.

The Company has issued Series A-1 convertible preferred stock (collectively referred to as “Preferred Stock”). As of June 30, 2023, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 11,684,802 shares of Preferred Stock, of which 11,056,183 shares were designated as Series A-1 Preferred Stock and the remaining 628,619 shares were undesignated. The Preferred Stock have a par value of $0.0001 per share.

In March, 2023, the Company entered into a stock purchase agreement whereby the Company issued 3,015,323 shares of Series A-1 Preferred Shares for a total purchase price of $15,000,000.

During the six months ended June 30, 2023, the Company collected $592,919 of subscription receivable.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

In 2022, the Company completed a Regulation A+ and Regulation D offerings of Series E preferred stock and issued 3,470,259 shares for gross proceeds of $36,269,524. In connection with the raise, the Company incurred offering costs of $1,585,284, and as of June 30, 2023, the Company had a subscription receivable of $629,844 pertaining to the offering. The Company originally issued the shares at a price of $10.05 per share (“Series E Original Issue Price”).

In 2022, the Company received $1,349,987 in proceeds from completion of its offering of Series D preferred stock, including collection of the $1,188,848 in a subscription receivable as of December 31, 2021. The Company also incurred offering costs of $150,549 in 2022.

In 2022, the Company converted its Series A, B, C, D and E preferred stock into common stock, at applicable conversion ratios, into an aggregate of 29,291,321 shares of common stock.

As of June 30, 2023 and December 31, 2022, 3,015,323 and 0 shares of Series A-1 preferred stock were issued and outstanding, respectively.

The holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote.

The holders of Series B preferred stock, voting exclusively and as a separate class, are entitled to elect one director of the Company. The holders of Series A preferred stock, voting exclusively and as a separate class, are entitled to elect one director of the Company.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of other classes of capital stock unless the holders of Preferred Stock then outstanding shall first receive, or simultaneously receive, on a pari passu basis, a dividend on each outstanding share of Preferred Stock on an as-converted basis.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series B, Series C, Series D and Series E stockholders, on a pari passu basis, shall be entitled to a liquidation preference equal to the greater of (i) the original issuance price applicable to each series, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series B, Series C, Series D, and Series E preferred stock been converted into common stock. Upon this completion, the Series A-1 and Series A stockholders will then be entitled to a liquidation preference in the same manner. After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis. The liquidation preference per share for Series A-1, Series A, Series B, Series C, Series D and Series E preferred stock are $4.98, $4.1108, $10.0744, $17.16, $56.62 and $10.05 respectively.

The total liquidation preferences as of June 30, 2023 or December 31, 2022 amounted to $0.

Conversion

Each share of Preferred Stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering resulting in at least $100,000,000 of gross proceeds to the Company at a price of at least $21.00 per share of common stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock, voting together as a single class.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

The conversion ratio of each series of Preferred Stock is determined by dividing the original issue price of each series by the conversion price of each series. The conversion price per share is $0.59 for Series A preferred stock, $1.44 for Series B preferred stock, $2.45 for Series C preferred stock and $8.09 for Series D preferred stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. Accordingly, as of December 31, 2021, each share outstanding of each series of Preferred Stock was convertible into shares of common stock on a one-for-seven basis. In 2022, the Company converted its Series A, B, C, D and E preferred stock into common stock at the applicable conversion ratios noted above.

Common Stock

As of June 30, 2023, the Company authorized 80,000,000 shares of common stock at $0.0001 par value.

Common stockholders have voting rights of one vote per share and are entitled to elect one director of the Company. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

During the year ended December 31, 2022, the Company converted its Series A, B, C, D and E preferred stock into common stock, at applicable conversion ratios, into an aggregate of 29,291,321 shares of common stock.

During the year ended December 31, 2022, the Company issued 94,618 shares of common stock pursuant to exercises of stock options for proceeds of $91,843.

As of June 30, 2023 and December 31, 2022, there were 41,516,589 shares issued and outstanding..

Ally Common Stock

During the six months ended June 30, 2023, Ally issued common stock for net proceeds of $781,159. As a result of the transaction, the Company recorded an increase in additional paid-in capital of $501,956 and noncontrolling interests of $395,676.

During the year ended December 31, 2022, Ally issued common stock for net proceeds of $6,092,346. As a result of the transaction, the Company recorded an increase in additional paid-in capital of $7,074,485 and noncontrolling interests of $2,660,418, as well as a subscription receivable of $3,642,557.

7.	STOCK-BASED PAYMENTS

Common Stock Warrants

In connection with the Notes (see Note 6), the Company granted to the holders warrants to purchase common stock equal to the principal amount of the Notes divided by the warrant exercise price. As of June 30, 2023 and December 31, 2022, warrants for an aggregate of 2,539,173 shares of common stock were issued to the noteholders with an exercise price of $1.43 per share, expiring after 10 years. The fair value of the warrants was calculated under the Black-Scholes method, which was recorded as a discount to the Notes and was recognized under the effective interest method over the life of the Notes.

In 2022, the Company granted 61,213 warrants to purchase common stock with an exercise price of $2.94 per share and 17,926 warrants to purchase common stock with an exercise price of $8.04 per share. All warrants vested immediately with a term of 10 years.

In 2021, the Company granted 64,036 warrants to purchase common stock with an exercise price of $2.94 per share and 18,620 warrants with an exercise price of $8.09 per share. All warrants vested immediately with a term of 10 years, except for 12,432 warrants issued which will expire after 5 years.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Preferred Stock Warrants

During the six months ended June 30, 2023, the Company issued 24,265 warrants to purchase common stock with an exercise price of $4.25 per share. The warrants shall vest in 10 months. All warrants issued shall have a term of 10 years. As of June 30, 2023, 4,839 warrants vested and 19,356 warrants are expected to vest up to February 2024.

In 2022, the Company issued 6,219 warrants to purchase Series E preferred stock in exchange for $5,000 monthly reduction to rental payments for 10 months. The warrants shall vest in 10 months with 622 warrants vesting per month. All warrants issued shall have a term of 10 years. As of June 30, 2023, all warrants were vested.

Summary

A summary of information related to warrants for the six months ended June 30, 2023 is as follows:

	Warrants	Weighted Average Exercise Price	Instrinsic Value
Outstanding as of December 31, 2022	2,742,187	$1.60	$1,144,748
Granted	24,265	4.25
Exercised	-
Forfeited	-
Outstanding as of June 30, 2023	2,766,452	$1.62	$1,144,748

Exerciseable as of June 30, 2023	2,747,040	$1.63	$1,144,748
Exerciseable as of December 31, 2022	2,740,943	$1.59	$1,140,992

The Company recorded service expense of $4,000 and $0 for the six months ended June 30, 2023 and 2022, respectively. During the six months ended June 30, 2023, $10,000 was deducted to the lease liability upon vesting of 1,244 of warrants to purchase preferred stock.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of warrants granted:

	Six Months Ended
	June 30,
	2023	2022
Risk-free interest rate	3.50%	2.83% - 4.45%
Expected term (in years)	5.2	5 - 5.42
Expected volatility	70.00%	70.00%
Expected dividend yield	0%	0%

Super Volcano, Inc. 2016 Stock Plan

The Company has adopted the Super Volcano, Inc. 2016 Stock Plan (“2016 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2016 Plan was 3,264,842 shares as of June 30, 2023. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan’s inception. As of June 30, 2023, there were 637,292 shares available for grant under the 2016 Plan. Stock options granted under the 2016 Plan typically vest over a four-year period.

Miso Robotics, Inc. 2017 Stock Plan

The Company has adopted the Miso Robotics, Inc. 2017 Stock Plan (“2017 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan was 8,068,774 shares as of June 30, 2023. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options and restricted common stock comprise all of the awards granted since the 2017 Plan’s inception. As of June 30, 2023 there were 2,412,127 shares available for grant under the 2017 Plan. Stock options granted under the 2017 Plan typically vest over a four-year period.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

A summary of information related to stock options for the six months ended June 30, 2023 is as follows:

	Options	Weighted Average Exercise Price	Instrinsic Value
Outstanding as of December 31, 2022	8,248,236	$1.10	$9,695,024
Granted	332,000	1.86
Exercised	-	-
Forfeited	(2,352,697)	1.39
Outstanding as of June 30, 2023	6,227,539	$1.04	$9,312,038

Exerciseable as of June 30, 2023	4,180,260	$0.85	$6,869,600
Exerciseable as of December 31, 2022	4,574,380	$0.81	$7,018,026

	June 30,	December 31,
	2023	2022
Weighted average grant-date fair value of options granted during period	$1.23	$1.26
Weighted average duration (years) to expiration of outstanding options at June 30, 2023	6.59	7.32

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Six Months Ended
	June 30,
	2023	2022
Risk-free interest rate	3.45%-3.63%	1.82%-2.89%
Expected term (in years)	6.30	7.00
Expected volatility	70.00%	70.00%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the six months ended June 30, 2023 and 2022 was $407,679 and $2,770,346, respectively. Stock-based compensation expense for stock options of $638,462 and $505,826 was recognized under FASB ASC 718 for the six months ended June 30, 2023 and 2022, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $3,587,517 and $3,580,582 as of June 30, 2023 and December 31, 2022, respectively, and will be recognized over a weighted average period of 1.43 years as of June 30, 2023.

Restricted Common Stock

As of June 30, 2023 and December 31, 2022, the Company had 1,917,475 and 2,129,015 restricted shares of common stock outstanding under the option plans, respectively. As of June 30, 2023 and December 31, 2022, 2,111,515 and 2,085,265 shares were vested, respectively. The Company recorded stock-based compensation expense of $1,538 and $1,532 in the consolidated statements of operations for the six months ended June 30, 2023 and 2022, respectively. Total unrecognized compensation cost related to non-vested restricted common stock amounted to $1,025 and $2,563 as of June 30, 2023 and December 31, 2022, respectively, which is expected to be recognized in 2023.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Classification

Stock-based compensation expense was classified in the consolidated statements of operations as follows:

	Six Months Ended
	June 30,
	2023	2022
Research and development expenses	$427,151	$350,077
General and administrative expenses	212,849	157,281
	$640,000	$507,358

8.	RELATED PARTY TRANSACTIONS

In July 2022, the Company entered into a note receivable agreement with Future VC, LLC, a related party under common control, for a principal amount of $1,500,000. The note earns interest at 12% per annum and matures on the earlier of a) October 5, 2022 or b) at the closing of the next equity financing, at the Company’s election. The note earns interest at 17% per annum on the outstanding principal balance of the note and on all unpaid interest from the date of default, payable on demand. The Company received repayments totaling $250,000 during the six months ended June 30, 2023. As of June 30, 2023 and December 31, 2022, the outstanding balance was $425,000, including $400,000 in principal and $25,000 in loan origination fees and $675,000, including $650,000 in principal and $25,000 in loan origination fees, respectively. Interest income recognized during the six months ended June 30, 2023 amounted to $41,204. As of June 30, 2023 and December 31, 2022, interest receivable was $108,004 and $66,800, respectively. The outstanding loan and related accrued interest receivable was included as a contra-equity on the consolidated balance sheet as the amounts are still outstanding as of the issuance date of these financial statements.

As of June 30, 2023 and December 31, 2022, the Company had accounts payable with related parties under common control and management of $500,288 and $397,788, respectively.

9.	COMMITMENTS AND CONTINGENCIES

Leases

The Company’s operating lease agreements include kitchen facilities, office, lab and leased materials and finance lease agreements include equipment used in building robotic units.

The balances for the operating and finance leases are presented as follows within the consolidated balance sheet:

	June 30,	December 31,
	2023	2022
Operating leases:
Operating lease right of use assets, net	$4,204,877	$4,714,470

Operating lease right of use liabilities, current portion	$946,322	$887,198
Operating lease right of use liabilities	3,364,666	3,887,988
Total operating lease liabilities	$4,310,988	$4,775,186

Finance leases:
Finance lease right of use assets, net	$4,993,434	$5,799,640

Finance lease right of use liabilities, current portion	$1,913,826	$1,721,760
Finance lease right of use liabilities	2,746,230	3,727,051
Total finance lease liabilities	$4,660,056	$5,448,811

During the year ended December 31, 2022, certain finance leased assets were installed at customer locations.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

10.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 27, 2023, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

Item 4.  EXHIBITS

2.1	Eighth Amended and Restated Certificate of Incorporation (Filed with the Company’s Form 1-U on January 3, 2023, and available at https://www.sec.gov/Archives/edgar/data/1710670/000110465923000426/tm231483d1_ex2-1.htm)
2.2	Bylaws (Filed with the Company’s Form 1-A and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465922007882/tm222587d1_ex2-2.htm )
2.3	Certificate of Designation of the Series A-1 Preferred Stock (Filed with the Company’s Form 1-K for the year ended December 31, 2022 and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465923091954/tm2323327d1_ex2-3.htm)
3.1	Form of Warrant (Filed with the Company’s Form 1-A and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465922007882/tm222587d1_ex3-2.htm)
3.2	EcoLab Warrant (Filed with the Company’s Form 1-K for the year ended December 31, 2022 and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465923091954/tm2323327d1_ex3-2.htm)
3.3	Pikover Warrant (Filed with the Company’s Form 1-K for the year ended December 31, 2022 and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465923091954/tm2323327d1_ex3-3.htm)
6.1	Note and Warrant Purchase Agreement (Filed with the Company’s Form 1-A and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465922007882/tm222587d1_ex6-1.htm)
6.2	Series A-1 Preferred Stock Purchase Agreement (Filed with the Company’s Form 1-K for the year ended December 31, 2022 and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465923091954/tm2323327d1_ex6-2.htm)
6.3	Amended and Restated Registration Rights Agreement (Filed with the Company’s Form 1-K for the year ended December 31, 2022 and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465923091954/tm2323327d1_ex6-3.htm)
6.4	Amended and Restated Stockholders Agreement (Filed with the Company’s Form 1-K for the year ended December 31, 2022 and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465923091954/tm2323327d1_ex6-4.htm)
6.5	Loan Agreement with Future VC, LLC (with Amendment)
6.6	Equipment Leasing Facility (Schedule 003) with Camber Road

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/ Richard Hull
Richard Hull, Chief Executive Officer
Miso Robotics, Inc.
Date: December 15, 2023

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Richard Hull
Richard Hull, Chief Executive Officer
Date: December 15, 2023

By	/s/ James “Buck”Jordan
James “Buck” Jordan, Director
Date: December 15, 2023

By	/s/ Joseph Essas
Joseph Essas, Director
Date: December 15, 2023

By	/s/ Thomas Bruderman
Thomas Bruderman, Director
Date: December 15, 2023

By	/s/ John Miller
John Miller, Director
Date: December 15, 2023